# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EQUINOX GOLD CORP., CIK 0001756607
CUSIP: 29446Y502
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 700 West Pender Street, Suite 1501, VANCOUVER, British Columbia Canada (A1), V6C 1G8
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000915191

## Reporting persons
- V. PREM WATSA: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 75,943,806; sole dispositive power 0; shared dispositive power 75,943,806; aggregate amount beneficially owned 75,943,806 (6.4% of the class)
- THE SECOND 810 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 75,943,806; sole dispositive power 0; shared dispositive power 75,943,806; aggregate amount beneficially owned 75,943,806 (6.4% of the class)
- THE SECOND 1109 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 75,943,806; sole dispositive power 0; shared dispositive power 75,943,806; aggregate amount beneficially owned 75,943,806 (6.4% of the class)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 75,943,806; sole dispositive power 0; shared dispositive power 75,943,806; aggregate amount beneficially owned 75,943,806 (6.4% of the class)
- 12002574 CANADA INC.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 75,943,806; sole dispositive power 0; shared dispositive power 75,943,806; aggregate amount beneficially owned 75,943,806 (6.4% of the class)
- FAIRFAX FINANCIAL HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 75,943,806; sole dispositive power 0; shared dispositive power 75,943,806; aggregate amount beneficially owned 75,943,806 (6.4% of the class)
- FFHL GROUP LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 25,177,872; sole dispositive power 0; shared dispositive power 25,177,872; aggregate amount beneficially owned 25,177,872 (2.1% of the class)
- FAIRFAX (US) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 25,177,872; sole dispositive power 0; shared dispositive power 25,177,872; aggregate amount beneficially owned 25,177,872 (2.1% of the class)
- ODYSSEY GROUP HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,352,558; sole dispositive power 0; shared dispositive power 11,352,558; aggregate amount beneficially owned 11,352,558 (1% of the class)
- ODYSSEY REINSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,352,558; sole dispositive power 0; shared dispositive power 11,352,558; aggregate amount beneficially owned 11,352,558 (1% of the class)
- CRUM & FORSTER HOLDINGS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,825,314; sole dispositive power 0; shared dispositive power 13,825,314; aggregate amount beneficially owned 13,825,314 (1.2% of the class)
- UNITED STATES FIRE INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,825,314; sole dispositive power 0; shared dispositive power 13,825,314; aggregate amount beneficially owned 13,825,314 (1.2% of the class)
- THE NORTH RIVER INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,941,771; sole dispositive power 0; shared dispositive power 2,941,771; aggregate amount beneficially owned 2,941,771 (0.2% of the class)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 50,765,934; sole dispositive power 0; shared dispositive power 50,765,934; aggregate amount beneficially owned 50,765,934 (4.3% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 50,765,934; sole dispositive power 0; shared dispositive power 50,765,934; aggregate amount beneficially owned 50,765,934 (4.3% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 50,765,934; sole dispositive power 0; shared dispositive power 50,765,934; aggregate amount beneficially owned 50,765,934 (4.3% of the class)
- ALLIED WORLD ASSURANCE COMPANY, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 50,765,934; sole dispositive power 0; shared dispositive power 50,765,934; aggregate amount beneficially owned 50,765,934 (4.3% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 50,765,934; sole dispositive power 0; shared dispositive power 50,765,934; aggregate amount beneficially owned 50,765,934 (4.3% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 50,765,934; sole dispositive power 0; shared dispositive power 50,765,934; aggregate amount beneficially owned 50,765,934 (4.3% of the class)
- ALLIED WORLD INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); sole voting power 0; shared voting power 49,349,324; sole dispositive power 0; shared dispositive power 49,349,324; aggregate amount beneficially owned 49,349,324 (4.2% of the class)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,125,000; sole dispositive power 0; shared dispositive power 2,125,000; aggregate amount beneficially owned 2,125,000 (0.2% of the class)
- AW UNDERWRITERS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,084,309; sole dispositive power 0; shared dispositive power 16,084,309; aggregate amount beneficially owned 16,084,309 (1.4% of the class)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,084,309; sole dispositive power 0; shared dispositive power 16,084,309; aggregate amount beneficially owned 16,084,309 (1.4% of the class)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,880,656; sole dispositive power 0; shared dispositive power 1,880,656; aggregate amount beneficially owned 1,880,656 (0.2% of the class)
- ALLIED WORLD NATIONAL ASSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,416,610; sole dispositive power 0; shared dispositive power 1,416,610; aggregate amount beneficially owned 1,416,610 (0.1% of the class)

## Item 1. Issuer
Name of issuer: EQUINOX GOLD CORP.
Address of issuer's principal executive offices: Suite 1501, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

## Item 2. Person Filing
Name of person filing:
(i) V. PREM WATSA
(ii) THE SECOND 810 HOLDCO LTD.
(iii) THE SECOND 1109 HOLDCO LTD.
(iv) THE SIXTY TWO INVESTMENT COMPANY LIMITED
(v) 12002574 CANADA INC.
(vi) FAIRFAX FINANCIAL HOLDINGS LIMITED
(vii) FFHL GROUP LTD.
(viii) FAIRFAX (US) INC.
(ix) ODYSSEY GROUP HOLDINGS, INC.
(x) ODYSSEY REINSURANCE COMPANY
(xi) CRUM & FORSTER HOLDINGS CORP.
(xii) UNITED STATES FIRE INSURANCE COMPANY
(xiii) THE NORTH RIVER INSURANCE COMPANY
(xiv) 1102952 B.C. UNLIMITED LIABILITY COMPANY
(xv) ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
(xvi) ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD
(xvii) ALLIED WORLD ASSURANCE COMPANY, LTD
(xviii) ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD
(xix) ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.
(xx) ALLIED WORLD INSURANCE COMPANY
(xxi) ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.
(xxii) AW UNDERWRITERS INC.
(xxiii) ALLIED WORLD SPECIALTY INSURANCE COMPANY
(xxiv) ALLIED WORLD SURPLUS LINES INSURANCE COMPANY
(xxv) ALLIED WORLD NATIONAL ASSURANCE COMPANY
Address of principal business office or, if none, residence:
(i) 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
(ii) 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada M5J 2N7
(iii) 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada M5J 2N7
(iv) 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada V6C 3L2
(v) 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
(vi) 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
(vii) 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
(viii) 401 East Corporate Drive, Suite 200, Lewisville, Texas, 75057, USA
(ix) 300 First Stamford Place, Stamford, Connecticut, USA 06902
(x) 300 First Stamford Place, Stamford, Connecticut, USA 06902
(xi) 1209 Orange Street, Wilmington, Delaware, USA 19801
(xii) 1209 Orange Street, Wilmington, Delaware, USA 19801
(xiii) 305 Madison Avenue, Morristown, New Jersey, USA, 07962
(xiv) 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada V6C 3L2
(xv) 27 Richmond Road, Pembroke, Bermuda HM 08
(xvi) 27 Richmond Road, Pembroke, Bermuda HM 08
(xvii) 27 Richmond Road, Pembroke, Bermuda HM 08
(xviii) 27 Richmond Road, Pembroke, Bermuda HM 08
(xix) 199 Water Street, 26th Floor, New York, New York USA 10038
(xx) 199 Water Street, 26th Floor, New York, New York USA 10038
(xxi) 199 Water Street, 26th Floor, New York, New York USA 10038
(xxii) 199 Water Street, 26th Floor, New York, New York USA 10038
(xxiii) 199 Water Street, 26th Floor, New York, New York USA 10038
(xxiv) 199 Water Street, 26th Floor, New York, New York USA 10038
(xxv) 10 Ferry Street, Suite 313, Concord, New Hampshire, USA 03301
Citizenship:
(i) CANADA
(ii) CANADA
(iii) CANADA
(iv) BRITISH COLUMBIA
(v) CANADA
(vi) CANADA
(vii) CANADA
(viii) DELAWARE
(ix) DELAWARE
(x) CONNECTICUT
(xi) DELAWARE
(xii) DELAWARE
(xiii) NEW JERSEY
(xiv) BRITISH COLUMBIA
(xv) BERMUDA
(xvi) BERMUDA
(xvii) BERMUDA
(xviii) BERMUDA
(xix) DELAWARE
(xx) NEW HAMPSHIRE
(xxi) DELAWARE
(xxii) DELAWARE
(xxiii) DELAWARE
(xxiv) ARKANSAS
(xxv) NEW HAMPSHIRE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The aggregate number of Common Shares that are beneficially owned by each of the Reporting Persons are set forth in rows 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference. Neither the filing of this Schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by any of the Reporting Persons that such person is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Percent of class:
The percentage of Common Shares that are beneficially owned by each of the Reporting Persons are set forth in rows 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

The percentage of Common Shares beneficially owned by each of the Reporting Persons was calculated based on 1,167,459,822 Common Shares issued and outstanding as of August 5, 2026, as reported by Equinox Gold Corp., and assuming the conversion or exercise, as applicable, of all of the warrants held by the Reporting Persons into Common Shares.
Sole power to vote or to direct the vote: The number of Common Shares as to which each of the Reporting Persons has sole voting power is set forth in row 5 on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.
Shared power to vote or to direct the vote: The number of Common Shares as to which each of the Reporting Persons has shared voting power is set forth in row 6 on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The number of Common Shares as to which each of the Reporting Persons has sole dispositive power is set forth in row 7 on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The number of Common Shares as to which each of the Reporting Persons has shared dispositive power is set forth in row 8 on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit No. 99.1 attached.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Members of filing group

Exhibit 99.2 Joint Filing Agreement dated as of August 25, 2026 among the Reporting Persons.

## Signatures
- V. PREM WATSA: /s/ V. Prem Watsa, V. Prem Watsa (08/25/2026)
- THE SECOND 810 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, Director (08/25/2026)
- THE SECOND 1109 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (08/25/2026)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: /s/ V. Prem Watsa, V. Prem Watsa, President (08/25/2026)
- 12002574 CANADA INC.: /s/ V. Prem Watsa, V. Prem Watsa, President (08/25/2026)
- FAIRFAX FINANCIAL HOLDINGS LIMITED: /s/ Peter Clarke, Peter Clarke, President and Chief Operating Officer (08/25/2026)
- FFHL GROUP LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (08/25/2026)
- FAIRFAX (US) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- ODYSSEY GROUP HOLDINGS, INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- ODYSSEY REINSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- CRUM & FORSTER HOLDINGS CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- UNITED STATES FIRE INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- THE NORTH RIVER INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- ALLIED WORLD ASSURANCE COMPANY, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- ALLIED WORLD INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- AW UNDERWRITERS INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
- ALLIED WORLD NATIONAL ASSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (08/25/2026)
Comment: 1. Power of attorney, dated March 9, 2020 (incorporated by reference to Exhibit 8 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on March 9, 2020).
https://www.sec.gov/Archives/edgar/data/915191/000110465920030836/a20-11674_1ex8.htm

2 . Power of attorney, dated June 14, 2021 (incorporated by reference to Exhibit 5 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on June 14, 2021) .
https://www.sec.gov/Archives/edgar/data/915191/000110465921080891/tm2119584d1_ex5.htm